December 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Medis Technologies Ltd. Registration Statement on Form S-1 File No. 333-160484

Ladies and Gentlemen:

The undersigned Registrant, pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Act”), respectfully requests the withdrawal of the above-referenced registration statement, initially filed under the Act of July 9, 2009 and last amended on August 10, 2009 (the registration statement, as so amended, is hereinafter referred to as the “Registration Statement”).

Registrant’s withdrawal request is predicated upon its inability to proceed with the registration process due to its current lack of financial resources.

Registrant confirms that none of the securities included in the Registration Statement have been sold in the offering contemplated thereby.

Very truly yours, MEDIS TECHNOLOGIES LTD.

By:	/s/ Mitchell Freeman
Name: Mitchell Freeman Title: Director